                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                 Commission File Number: 1-14337

        (Check One):  [ ]  Form 10-K  [ ] Form 11-K  [ ] Form 20-F [X] Form 10-Q
                      [ ] Form N-SAR  [ ] Form N-CSR

        For Period ended:    March 31, 2005
                           -----------------------------------------------------

        [ ] Transition Report on Form 10-K   [ ] Transition Report on Form 10-Q
        [ ] Transition Report on Form 20-F   [ ] Transition Report on Form N-SAR
        [ ] Transition Report on Form 11-K

        For the Transition Period ended
                                        ----------------------------------------

        Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

        If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
                                                       -------------------------

                                     PART I

                             REGISTRANT INFORMATION

        Full name of registrant     Penton Media, Inc.
                                  ----------------------------------------------

        Former name if applicable
                                    --------------------------------------------

        Address of principal executive office (Street and number)
        1300 East Ninth Street
        ------------------------------------------------------------------------

        City, state and zip code     Cleveland, Ohio  44114
                                   ---------------------------------------------

                                     PART II
                             RULE 12b-25 (b) AND (c)

        If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

          (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or
[X] portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

        State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

        Penton Media Inc. (the "Company") is currently in the process of analyzing its accumulated other comprehensive loss balance at March 31, 2005 in connection with the accounting for the sale of Penton Media Europe Limited in April 2005. Based on the outcome of this analysis, certain cumulative translation adjustment balances in 2001 and prior years may be effected by approximately $1.0 million, which could affect our retained deficit and accumulated other comprehensive loss balances at December 31, 2004, with no affect on total Stockholders' deficit. Because the analysis is not yet complete, we were not be in a position to file our Quarterly Report on Form 10-Q for the quarter ended March 31, 2005 by May 16, 2005, but expect to file no later than May 23, 2005.

If an adjustment is required, the Company will need to determine the effect of this adjustment on its assessment of its internal control structure.



                                     PART IV
                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification.

         Preston L.Vice                (216)          696-7000
--------------------------------------------------------------------------------
         (Name)                     (Area Code)  (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

        [X] Yes   [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

        [ ] Yes [X[ No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



         Penton Media, Inc.
--------------------------------------------------------------
         (Name of Registrant as Specified in Charter)

        Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date  May 17, 2005             By   /s/ Preston L. Vice
      ---------------------       ---------------------
                               Name:  Preston L. Vice
                                Title:   Chief Financial Officer